Exhibit 99.1

Mercurity Fintech Expands Institutional Ownership with BlackRock, State Street, and Vanguard Following Russell 2000® Inclusion

New York, NY, Aug. 22, 2025 (GLOBE NEWSWIRE) — Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a blockchain-powered fintech group, today announced that a broad range of institutional investors reported holdings in MFH in their latest regulatory filings.

Recent 13F and related regulatory disclosures report institutional positions in MFH by major index and asset managers, global banks, and ETF sponsors, reflecting a larger and more diverse institutional holder base for MFH compared to prior periods. Reported filers include BlackRock, Geode Capital Management, State Street, Vanguard, Northern Trust, and others. The Company has also observed that several notable pension funds – including the California State Teachers’ Retirement System, the Police and Firemen’s Retirement System of New Jersey, and the New York State Common Retirement Fund – have also slightly increased their holdings of the Company’s stock.

Both new filers and additional positions from existing institutions contributed to the increase in institutional exposure, and largely follow the Company’s inclusion in the Russell 2000 index. Russell indexes are widely used by investment managers for index funds and are commonly employed as benchmarks for active investment strategies.

Though these index-driven acquisitions are primarily mechanical, reflecting index-related or passive investment activity, and should not be viewed as a strategic endorsement of the Company, MFH views the expanding institutional presence as a meaningful acknowledgement of its fintech and digital asset platform development.

“Having more institutional investors on board is exciting for us,” said Shi Qiu, CEO of MFH. “It not only brings more liquidity to our stock but also puts us in front of a wider investment community. While we understand much of this activity is potentially index-related, we’re confident that as we continue building out our fintech capabilities and delivering results, these relationships will deepen.”

About the filings

The summary above draws on Form 13F and related regulatory filings reported in early to mid-August 2025. Institutional holdings can change at any time, may be reported through multiple affiliated entities, and many positions are passive. References to institutional names are based solely on publicly available filings and are provided for informational purposes only.

The inclusion of MFH in institutional portfolios does not necessarily represent an investment recommendation or active investment decision. MFH does not disclose or comment on the specific size of any investor’s holdings.

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. (Nasdaq: MFH) is a fintech group powered by blockchain infrastructure, offering technology and financial services. Through its subsidiaries including Chaince Securities, LLC, MFH aims to bridge traditional finance and digital innovation, offering services spanning digital assets, financial advisory, and capital markets solutions.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1(646) 866-7928

Email: mfhfintech@iecapitalusa.com